Exhibit 1-1

FIRSTENERGY VENTURES CORP.
Consolidated Balance Sheet (Unaudited)
                    September 30, 2004
(In Thousands)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$--
Receivables:
Associated companies	10,215
Other	3,276
Notes receivable from associated companies	54,681
Material and supplies	542
Prepayments and other	4,453

73,167

PROPERTY, PLANT AND EQUIPMENT:
In service	204,099
Less: Accumulated provision for depreciation	29,084

175,015
Construction work in progress	--

175,015

INVESTMENTS:
Other	25,060

25,060

DEFERRED CHARGES:
Goodwill	67
Other	2,870
2,937

TOTAL ASSETS	$276,179

LIABILITIES & CAPITALIZATION
CURRENT LIABILITIES:
Currently payable long-term debt	$3,729
Notes payable to associated companies	1,003
Accounts payable
Other	303
Associated companies	1,966
Accrued taxes	8,595
Accrued interest	715
Other	26

16,337

CAPITALIZATION:
Common stockholder's equity	110,940
Long-term debt	134,054

244,994

DEFERRED CREDITS:
Accumulated deferred income taxes	8,080
Other	6,768

14,848

TOTAL LIABILITIES & CAPITALIZATION	$276,179

Exhibit 1-1

FIRSTENERGY VENTURES CORP.
Consolidated Statement of Operations (Unaudited)
(In Thousands)

	Three Months Ended Sept. 30, 2004	Nine Months Ended Sept. 30, 2004
REVENUES	$9,351	$27,829

EXPENSES:
Fuel expense	1,262	3,370
Other operating expenses	3,952	10,587
Provision for depreciation
and amortization	2,560	7,676
General taxes	27	74

Total expenses	7,801	21,707

INCOME BEFORE INTEREST
& INCOME TAXES	1,550	6,122

NET INTEREST CHARGES:
Interest expenses	2,251	6,757
Capitalized interest	--	--

Net interest charges	2,251	6,757

INCOME TAX BENEFIT	(278)	(233)

NET LOSS	$(423)	$(402)